Join Us For The Next Chapter of RMBR ⅀

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 **Jack Joseph**  📎 Thu, Apr 24, 4:33 PM ☆ ↩ ⋮

to Nicholas ▾

Hey Niko!

As you know, RMBR has been a labor of love from day one. We've come a long way since selling kombucha out of the back of a car, and now we're on track to hit $1M in revenue. It's surreal—but also just the beginning.

After a lot of reflection, we've decided to launch a ***crowdfunding campaign on Wefunder*** in a few weeks. We're raising ***$500K***, and this isn't just about capital—it's about inviting the people who've been with us from the start to ***truly be part of the journey***.

We brought on a crowdfunding consultant who's helped raise over $10M for other CPG brands, and we're setting ourselves up for a strong launch. But here's the thing: ***early support is everything***. The more momentum we build before going live, the more powerful the campaign becomes.

That's why we're reaching out to you now—before we go public. This is a beautiful opportunity to own a piece of RMBR and grow with us as we continue to expand.

No pressure at all—just felt right to ▮▮▮▮▮ the people who've believed in us since day one.

Feel free to take a look at our deck at your convenience. Looking forward to your thoughts.